UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

HEARTWARE INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34256	26-3636023
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Old Connecticut Path

Framingham, Massachusetts 01701

+1 508 739 0950

(Address of principal executive offices)

(Registrant’s telephone number, including area code)

Larry Knopf

Senior Vice President, General Counsel and Secretary

+1 508 739 0950

(Name and telephone number, including area code,

of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Unless the context requires otherwise, references in this Special Disclosure Report on Form SD to “HeartWare,” “the Company,” “we,” “us” and “our” refer to HeartWare International, Inc. and its consolidated direct and indirect subsidiaries.

This Specialized Disclosure Form (herein “Form SD”) of HeartWare is filed pursuant to Rule 13p-1 (herein, the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2015 to December 31, 2015.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, “3TG”) that originated in the Democratic Republic of the Congo (“DRC”) and certain adjoining countries (collectively, the “Covered Countries”).

HeartWare is a medical device company that develops and manufactures miniaturized implantable heart pumps, or ventricular assist devices, to treat patients suffering from advanced heart failure. We have one operating segment, which designs, manufactures and markets our medical devices. We are headquartered in Framingham, Massachusetts, and have primary facilities in Miami Lakes, Florida and Hannover, Germany. The Company procures components from third-party suppliers and incorporates those components into the manufacturing process of our products.

We evaluated each component of the HVAD System and other devices in development. Our initial goal was to determine whether certain HeartWare product components contained tin, tungsten, tantalum or gold during calendar year 2015. After having completed our components review, we determined that during calendar year 2015 certain HeartWare product components contained 3TG.

HeartWare then completed a good faith reasonable country-of-origin inquiry (“RCOI”) regarding 3TG. The goals of the RCOI were to determine whether any 3TG present in HeartWare product components: (i) originated in a Covered Country; or (ii) originated from recycled or scrap sources. By doing so, we complied with the requirements of the Rule.

In certain circumstances, HeartWare was unable to determine whether some of the 3TG used in HeartWare product components manufactured in 2015 originated in the Covered Countries. HeartWare was also unable to determine whether some of the 3TG used in HeartWare product components manufactured in 2015 definitively originated from recycled or scrap sources. The Company then made additional efforts to determine the source and chain of custody of the 3TG used to manufacture HeartWare product components.

Conflict Minerals Disclosure

A copy of HeartWare’s Conflict Minerals Report is filed as Exhibit 1.02 herewith and is publicly available at the Investor Relations portion of the HeartWare website (http://www.heartware.com./).

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, HeartWare is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

List below the following exhibit filed as part of this report.

Exhibit 1.01: HeartWare Conflict Minerals Report For the Year Ended December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HeartWare International, Inc.
(Registrant)

/s/ Lawrence J. Knopf		May 31, 2016
By:	Lawrence J. Knopf	Date
Title:	Senior Vice President, General Counsel and Secretary

3